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Follow-Up Materials

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REGISTRANT'S NAME Samsung Electronics

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**FORMER NAME NOV 09 2004

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 3109 FISCAL YEAR 12-31-03

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OICF/BY: dw

DAT : 11/8/04

SAMSUNG

Samsung Electronics
Annual Report 2003

Digital-Ɛ Company





82-3109

AR/S
12-31-03



To come so far to achieve so much and yet
to have so much more within our grasp.


ROI
TW 15%
VLT 10%
10



To humbly press on toward even greater goals
to seize the opportunity to be the best.





To move the entire industry forward with us
without complacency, with enterprising creative spirit.
Samsung Electronics leads into
the imminent future of ever greater,
ubiquitous connection and consumer delight.

Moving forward to be the best.

>

1st

Number one worldwide in flash memory.

Number one worldwide in CTV, monitor and DVD Combo.

Brand Keys Best Brand Mobile Phone in America.

Number one worldwide in DRAM and SRAM.

Number one worldwide in LDI (LCD Driver IC) for two consecutive years. With record sales of $100 million, it's the highest selling non-memory chip of our semiconductor business.

Number one in Europe in sales of LCD TVs.

Number one in the US in sales of projection TVs, even though Samsung Electronics premium products are 20% more expensive than those of competitors.

Ranked first in JEDEC Award.

2nd

The second largest maker of mobile handsets, in terms of revenue market share.

Ranked second in *Euromoney*'s corporate governance ranking of 500 emerging market companies.

Number two in the US in sales of LCD TVs.

Greater than ever

3rd

Samsung Electronics rose to third in the 2003 *BusinessWeek* IT 100, a ranking of the world's best technology companies based on revenue, revenue growth, return on equity, total return and profit as compiled by Standard and Poor's.

4th

Ranked fourth in *Fortune*'s World's Most Admired Electronics Companies.

24%

Average annual growth over last four years in sales of mobile handsets.

30%

Fastest growing brand worldwide for two years in a row, Samsung Electronics' brand equity has grown 30% each year, from $6.4 billion to $8.3 billion to $10.8 billion, according to *BusinessWeek* and Interbrand.

$36.4 billion
SALES


2003
2002
$33.2 billion
2001
$26.9 billion

$6.0 billion
OPERATING PROFIT


2003
2002
$6.2 billion
2001
$1.9 billion

Growing to be the best

$5.6 billion

CAPEX


2003
2002 $3.5 billion
2001 $3.5 billion

$2.9 billion

R&D EXPENSE


2003
2002 $2.5 billion
2001 $2.0 billion

-23.0%

NET DEBT-TO-EQUITY RATIO

2002 -23.8%

2001 -0.6%

Won/US Dollar as of December 31, 2003: 1,197/1



Moving in the right direction

Samsung Electronics continues to make significant strides toward becoming one of the premier companies in the world. Especially given the state of the world economy, 2003 brought remarkable results, both in tangible returns and in terms of elevating the brand. The fastest growing brand for two years in a row, Samsung Electronics stands for premium quality around the globe, from emerging markets in China, Hong Kong and India to the leading consumer economies of the world. This shows that our vision and the business strategy remain sound, and that the people of Samsung Electronics bring high levels of talent and dedication to the tasks at hand.

Samsung Electronics views 2004 as an opportunity for another great year of innovation and growth. We will maintain the focus on financial soundness while we strengthen competitiveness, improve brand equity and invest in future sources of profit and market leadership.

Delivering on the promise to improve shareholder value, Samsung Electronics paid out dividends of 5,500 won per share – a total dividend payment of 81.5 billion won – for the fiscal year 2003, the same as the previous year, and retired company stock worth some two trillion won.



While transparency and corporate governance suddenly became a crucial issue in the financial centers and in government chambers around the world, we had already made significant moves to improve the quality and extent of our financial reporting and oversight. The Board has a sizeable percentage of outside Directors, and has worked with an outside auditor for years to ensure we adhere to world-class practices.

Samsung Electronics has been singled out for its excellent corporate governance and financial reporting by industry monitors from around the world. Asset Benchmark Research recognized Samsung Electronics as the company having the "Finest Corporate Governance in South Korea." *Euromoney* ranked our corporate governance at number two in its listing of 500 emerging market companies. The British magazine *Investor Relations* noted our strong commitment to shareholder value and transparent financial management, and lauded Samsung Electronics for the "Best Communication of Shareholder Value in Asia" as well as the "Best IR by a Korean Company."

Samsung Electronics is clearly on the right path toward being the best.

Innovating to become the best



Dear Customers, Partners and Shareholders,

Around the world, uncertainty prevailed in 2003. Military conflict flared up in Iraq. Terror continued to threaten world security. Many countries and regions were plagued with political antagonism and a stagnant economy.

Despite the unfavorable business environment, Samsung Electronics posted a second record-breaking year in a row in 2003. Exceptional financial results helped the stock price set record highs. Results were driven by sales of premium products. These include high-value mobile handsets, flash memory chips used in digital cameras and MP3 players, and LCDs for notebook PCs, desktop monitors and televisions.

We can point to many reasons why Samsung Electronics continues to sustain superior performance. We emphasize profits rather than sales growth. We drive competitiveness through bringing premium products to global markets. We relentlessly strive to augment the power of our brand. Most importantly, we can thank you and our employees worldwide for their undying efforts. Our people continually move toward aggressive goals with dedication, innovation and high ideals.

Executing on our vision, Samsung Electronics has become one of the world's top companies, with an increasingly powerful brand. However, today's rapidly changing environment does not guarantee a future to world-class companies. In the business world of tomorrow, only world leaders will be able to secure and sustain growth. We have to become the best of the best.

A world leader drives change and expands new frontiers. In other words, it's all about innovation – in every aspect of our business. To become the world's best company, we must innovate continuously on six parallel tracks.

1. Product innovation – Our success depends on a continual stream of stylish, innovative products that deliver unexpected delight.
2. Technology innovation – A fast mover, we continue to develop and retain key technologies and core technological manpower. Our investments in R&D need to separate us from the rest.
3. Marketing innovation – The race to attract global

customers is both a marathon and a sprint. With fresh approaches at every level of customer contact, we continue to build the brand and drive sales.

4. Cost innovation – Even as a premium brand, cost competitiveness is crucial to profitability. While every business seeks to control costs, we look to do so in ways that complement and encourage innovation to increase market impact worldwide.

5. Global management innovation – Global success requires strong local insight and presence in key markets, and the ability to act decisively to seize opportunities where they arise. We continue to develop highly localized product strategies to meet each market's unique needs, while making changes to shorten and accelerate the decision making process worldwide.

6. Organizational culture innovation – As an adaptive, dynamic organization, we are creating a work environment where communication is active and issues and inspirations are raised without hesitation, and where everyone shares the freedom to learn from mistakes and succeed.

We will be the best, but we are not there yet. Despite our success so far, there is no room for complacency. Becoming a world leader requires a new dimension of effort, and fundamental changes in how we think, act and work. With challenging goals and a pioneering spirit, our people are up to the task.

At Samsung Electronics, we are not content with current achievements. To drive innovation, we continue to invest heavily in the future. With a net debt/equity ratio of negative 23% at year end,

Won/US Dollar as of December 31, 2003: 1,197/1

Samsung Electronics maintained a sizeable cash balance even after making huge investments in facilities and R&D. The fixed costs in semiconductor and LCD production are extremely high, forming a natural entry barrier to competition. The company's 2003 capital investment of $5.63 billion was comparable to that of Intel. In 2004, however, our investment will double. We plan to invest $6.62 billion in 2004 for capital improvements, including another state-of-the-art chip production line and an upgrade in technology to build larger LCD panels for television sets and computer monitors.

We have a golden opportunity right now. While our Japanese and American competitors are slow in recovering their competitiveness, and emerging competitors have yet to mature, we have posted strong growth continuously in the past five years. This has given us the resources to invest for the future and to accelerate innovation in products, technology, marketing, cost, global operations and organizational culture. We are taking the upper hand in realizing digital convergence and leading the broadband era.

We intend to seize this opportunity to leap forward and become a premier company in the world – the best of the best – as we help shape the future of how people work, play and live.

Chief Executive Officer,
Jong-Yong Yun



more than **home**

Converging technologies – where consumer electronics meet information technology – are transforming the home. People connect with family, friends and global culture through a myriad of devices that combine computing, telecommunications and digital broadcasting. Now every appliance in the home – from the washing machine to the vacuum to the refrigerator – works better, cleaner and smarter. All thanks to futuristic digital technology, inspiring functionality and stylish design from an emerging world leader, Samsung Electronics.


RH2777AT Homepad Internet Refrigerator


parmalat


Families find more quality time and comfort at home, through breakthrough products for the always-on, always-connected digital life.



more than work

In the imminent future, ubiquitous connection drives productivity and personal satisfaction at every level of business. From the SOHO (Small Office/Home Office) entrepreneur to the largest global enterprise, collaboration and consensus accelerate through advanced communications that remove geographic boundaries and that free individuals from personal limitations. Playing an increasing role in business transformation worldwide, Samsung Electronics provides the tools and technologies that help people work smarter, faster and better.







Wherever you are,
work can be as near
or far as you want it.
The paperless,
wireless wor[illegible]place is
more and more a realit[illegible]
[illegible]



more than **mobile**

Mobile devices are undergoing a startling transformation. In the coming years, the mobile handset will be the hub of all other devices, enabling people to access information and technology anywhere at any time through any device. Samsung Electronics is at the center of this revolution, helping to shape our shared future. We put the power and delight of converged communications into everybody's hands.





Sharing thoughts, data, music and pictures anytime and anywhere, people are gaining the means to communicate freely – around the home, around the office and all around the world.



Samsung Electronics has become a premium brand, but we are not satisfied with current levels of success.



Digital Media Business
Software Solution Lab
Assistant Engineer
Yu-Jin Choi

The best in digital media

DIGITAL MEDIA BUSINESS

Samsung Electronics is firmly established as a true innovator. In digital media, we have significant advantages to exploit. As one of few electronics companies with profound competencies in both A/V and IT, we have the foresight and willingness to make industry-leading investments in the future. This keeps the Digital Media Business at the forefront of digital convergence.

Receiving very positive market response, the Digital Media Business posted stable growth in 2003, focused on marketing core premium products such as digital TVs. Notably, Samsung Electronics maintained the top position in global market share of CTVs, monitors and DVD Combo Players. Moreover, we took number one in the US market in high-end DLP projection TV – even though our products were at a premium price point, 20 percent higher than the competition.

We keep improving awareness of the brand. Samsung Electronics TVs and DVD players are considered the world's best in terms of quality and style. In 2003, Samsung Electronics introduced a 70-inch PDP television and 57-inch LCD television, the world's largest. Rapid growth in the large-

X10 | Notebook PC
The world's thinnest and lightest two-spindle wireless notebook PC is also the world's first to be installed with Centrino.





SCD5000 | DuoCam
The latest in Samsung Electronics' line of digital convergence products, the SCD5000 seamlessly combines the qualities of a MiniDV digital camcorder with a four mega-pixel digital camera.

As we shape our future, we are focusing on differentiation, innovation and future growth products.

screen TV and Flat Panel markets are driving new, innovative and affordable DLP products. High-end camcorders, printers and home theater products are also making a significant impact.

Responding to the needs of the SOHO(Small Office/Home Office) professionals, Samsung Electronics introduced the world's first 40-inch TFT-LCD monitor, and a premium color laser printer with superior capabilities. We also introduced a number of world's first products. These, include the Duo-Camcorder, the Hyper Vision DVD and the world's thinnest and lightest two spindle notebook PC that is also the first to be installed with Centrino and a TV tuner. Samsung Electronics' home theater system and digital camcorder received awards for innovation at CES 2003.

While we are proud of our accomplishments, we are not satisfied with such accolades or current levels of success. The Samsung Electronics global research network comprised of twelve centers in eight countries, including our recently opened Digital TV Research Center in India. We continue to acquire and develop core technologies through continuous R&D, and through alliances with renowned suppliers and partners.

The Digital Media Business is intensifying efforts



left:
Digital Media Business
Visual Display
Marketer
John Lavoie

right:
Digital Media Business
Visual Display
Marketer
Jonas Tanenbaum

In sales revenue of mobile phones, Samsung Electronics has risen to number two in the world.



left:
Telecommunication Network Business
Design Team
Product Designer
Seo-Young Shin

right:
Telecommunication Network Business
Sales & Maketing Group
Marketer
Han-Sang Kim

to build up market leadership and brand equity worldwide, while we continue to expand intelligently into emerging markets. As we shape our future, differentiation, innovation and a focus on premium products will drive growth.

The best in advanced telecommunications

TELECOMMUNICATION NETWORK BUSINESS

Our Telecommunication Network Business performed remarkably in 2003, with $11.9 billion in sales and $2.3 billion in operating profits. In helping to shape the mobile multimedia world, the division has solidified market share in mobile handset production, moving steadily toward the top. Network operations grew less than expected. Our goal for 2004 is to sustain our number one market share in CDMA handsets, to expand high value-added areas such as GSM based PDAs, Mobile Intelligent Terminals (MITs) and satellite receivers, and to secure future competitiveness through innovations in process improvement and operations management. The long-term goal is to achieve global overall market share of 25 percent with $25 billion in sales by 2010.

Mobile moves ahead

With the global mobile phone market maturing, many assumed there would be little room for growth in 2003. The market grew a meager six percent, driven by replacement demand for multimedia functionality (camera, camcorder and VOD phones) as well as by demand for low-end mobile phones in Asia.



SCH-V330 | Web Phone
A powerful mobile phone in which all the latest technologies converge, the SCH-V330 is an EV-DO handset with email capabilities.

Despite the unfavorable market conditions, we posted record sales of 55.7 million units, a remarkable growth of 32 percent from the previous year. We attribute the phenomenal results to the timely releases of new products, as we further diversified the Samsung Electronics mobile product portfolio, and our strategic focus on the premium mobile consumer.

Such growth enabled to Samsung Electronics' rise to third worldwide in terms of sales volume, with a 12 percent global market share. More remarkably, our sales revenues outperformed all expectations, taking the number two ranking from Motorola.

The market is estimated to grow seven percent in 2004. Samsung Electronics will further enhance market leadership with a steady stream of high value-added products featuring innovative technologies and functionality.

Strategies on the move

Samsung Electronics intends to earn world leadership and secure overwhelming competitive strength. We are synchronizing product development, sales, manufacturing, marketing and design. We continue to analyze competitor and customer trends in order to anticipate and launch the blockbuster products and technologies of tomorrow at just the right time. We continue to invest in R&D and increase design power to improve sales and enhance quality and productivity.

Samsung Electronics' global business infrastructure continues to develop. We are striving to increase our global market impact by expanding exports to the USA, Europe and China, and by being a first mover in emerging markets such as India, Russia and South East Asia.

The best in home appliances

DIGITAL APPLIANCE BUSINESS

Effortless, industrious and connected – that's the Samsung Electronics home.

The Digital Appliance Business brings superior technology, design and environmentally friendly convenience to the contemporary household. Having revamped its organization to boost domestic and global sales, the business is concentrating on creating innovative products that link the home to the digital future.

CE1150 | Microwave Steam Oven
This easy to use combination microwave, grill and convection oven includes a professional steam cooker accessory for more nutritious and delicious meals. It also provides easy and convenient steam cleaning.



We continue to launch breakthrough products and technologies, anticipating market needs.

Creating innovative products that bring the digital revolution home, Samsung Electronics is driving success in appliance markets around the world.



Digital Appliance Business
Marketing Strategy Group
Marketing Communications
Assistant Manager
Sergey Konovalov

The division is putting more focus on high-end, innovative products such as side-by-side and built-in refrigerators, robot cleaners and drum washing machines. We are redoubling efforts to position Samsung Electronics as a leader in the future digital consumer electronics market by expanding the system air conditioner business and home network business.

We recently completed construction of a refrigerator manufacturing facility in India, part of our strategic efforts to gain the number one market share by 2006. Samsung Electronics also has undertaken an aggressive rollout in the North American home appliances market. We exhibited over 80 innovative appliances including an extensive line of advanced built-in refrigerators and microwave ovens at the world's largest home appliance exhibition, the Kitchen & Bath Industry Show (KBIS) in Chicago. KBIS recognized the Homepad Internet Refrigerator with its Best New Product



RH2777AT | Homepad Internet Refrigerator
Winner of the KBIS Best New Product award, the Homepad is an energy efficient, futuristic refrigerator with an easily removable LCD panel. The Homepad enables wireless TV or VCR/DVD viewing as well as Web surfing – so the home chef can follow recipes, shop online, check email and even send live image email.

award. The Homepad incorporates Web access and TV viewing into a major kitchen appliance, demonstrating a Samsung Electronics hallmark: market-savvy innovation that drives future success.

The best in semiconductors
SEMICONDUCTOR BUSINESS

Our Semiconductor Business continues to be responsive to the fast changing market. Timely investment decisions have helped to drive competitiveness.

Memory Business

In 2003, the memory semiconductor market grew by 20-percent over the previous year increased IT investments and strong demand for PCs, mobile phones and digital consumer electronics. Samsung Electronics overwhelmed its competitors in market share and profitability with its strategic focus on being first-to-market with innovative value-added products.

In the memory market, the paradigm is shifting from PCs to mobile devices and other digital consumer products. Samsung Electronics enjoys competitive advantages with its timely investments and, in fact, has risen to first in the flash memory market. As did the DRAM, the flash memory business is expected to fuel further growth.

To be sure, the semiconductor industry is subject to industrial business cycles. However, as proven in previous years, Samsung Electronics can produce sound profits in any type of business environment. As a global industry leader, we are further concentrating resources on building up core competencies in marketing, production and business portfolio creation. We are continually improving cost competitiveness and we have increased our investment in the research and development of innovative technologies and products.

4Gbit NAND Flash Memory
Samsung Electronics' proven R&D capability keeps pushing the limits. Samsung Electronics has broken the 90-nanometer barrier, taking it down to 70nm making possible the world's largest capacity flash memory device. It enables accelerated high speed data transmission from camcorders and gives MP3 players the ability to hold nine hours of music.



System LSI Business

The System LSI business performed remarkably last year with the development of the world's fastest Mobile AP (Application Processor). The S3C2440 has a core speed of 533MHz for mobile handheld devices, such as PDAs and smart phones.

Sales in display drive IC and CMOS image sensors have been on a steady rise. The business will focus more on marketing premium products in 2004 and beyond.

Moving Ahead

Samsung Electronics is fortifying our long-term competitiveness by focusing on Nano-technology, which will be a core technology of the future and a key differentiator in the marketplace. In addition, we are developing MCP, SiP, SOC, New Memory, and Micro HDD technology.

Developing high-value products and differentiation is our path to improved profitability. We have

We are transforming the industry with new levels of cooperation and creative alliances.

We have doubled our investment in the R&D of innovative technologies and products.



Semiconductor Business
Senior Engineer
Sergey Zhidkov

130 CIS
Camera phone quality can dramatically improve, rivaling that of digital cameras, with this 1.3 mega-pixel core component. The 130 CIS enables great picture quality even in low lighting (down to 2 LUX).



introduced exciting new products such as the DDR2 DRAM, 1Gb, 2Gb and 4Gb flash memory, and PMR head chips. The Gigabit DRAM era has begun, the *latest step in the rise of semiconductor technology.*

The best in liquid crystal displays
LCD BUSINESS

Our LCD Business exceeded its targets in 2003 and marked another record year in sales with strong demand for notebook PCs, LCD monitors and LCD TVs. The splendid performance is attributed to timely investments in process technologies, business structure enhancement and the resulting competitive edge.

Always at the forefront of the industry, we have developed a 57-inch TFT-LCD panel for HDTV, the world's largest to date. To extend our market leadership, we keep expanding our manufacturing operations. New facilities in Cheonan and Tangjeon Crystal Valley, Korea, and in Soju, China have either broken ground or begun successful operations. We are also making bold moves to push the technology forward. Samsung Electronics and Sony have established a joint venture to produce 7th generation amorphous TFT-LCD panels.

We expect the LCD Business to continue to advance by quantum leaps through 2004 and beyond. The business is working diligently to create overwhelming market advantages, and intends to become the dominant player in the LCD industry.

The LCD Business has embarked on four strategies for the immediate future. First, we will expand the market power of four key products: high value added notebook PCs, large scale monitors (greater than 17 inches), LCD-TVs (greater than 26 inches), and mobile devices by expanding their application areas. Second, we will improve cost competitiveness by drastically reducing the number of required parts, reducing raw material costs and reducing defects through 6 Sigma efforts. Third, we will differentiate technology/products through innovation and lead in establishing technology standards. And lastly, we are preparing for the future by expanding production and by securing superior manpower to help drive the business.

57-inch TFT-LCD TV
In another world's first, Samsung Electronics has developed a 57-inch high resolution, low energy consumption, long life TFT-LCD TV that overcomes all expected size limitations.





Sales more than doubled, for another record year for the LCD Business. We are focused on cost competitiveness, product quality and customer satisfaction.

LCD Business
Sales Strategy Group
Marketer
Seong-Jun Jang



>> Fast forward into ubiquitous connection.

Mobile Pac with Brain Core
The Mobile Pac takes "plug-and-play" to a whole new meaning. With this modularized computer and its multiple components, including a mobile projector, users can set up a custom work environment anytime and anywhere.

Imagining the future, and then realizing it, has become a way of life at Samsung Electronics. And the results of its research and development drive its success as an emerging digital leader [illegible] has applied for over a thousand patents. R&D is a continuous, dynamic process that spans the globe with operations in Korea, China, India, Russia, Israel, the UK and the USA.



Smile-bot
Smile-bot greets visitors with a handy touch screen and provides automated vacuum cleaning.


MARKET I SAMSUNG ELECTRONICS
TOPIC OF SAMSUNG IT
2005 2006 2007 2008 2009 2010
SMART OFFICE
SAMSUNG

UB Pad & UB Weaver
The UB Weaver personal assistant weaves diverse devices into a seamless network, acting as a data fishing rod for seamless data flow. It has several displays that serve multiple purposes. The UB Pad has a large display for main work and a medium size sub-display for extra work area or digital contact with clients.

We plan for future [illegible] by [illegible] telecommunications standards into new technologies. Our innovations keep pushing toward the [illegible] and reach of [illegible] broadband. As it develops, handsets are evolving [illegible] functional devices [illegible] [illegible] [illegible] to [illegible] through [illegible] remotely control devices in our homes.

Within this current decade, we will likely usher in the age of omnipresent or ubiquitous services that automatically offer customized and high-quality multimedia services via miniaturized sensor networks—all controlled by a Samsung Electronics handheld device.



UB Sync
The UB Sync makes recharging and synchronizing easy. Just put a related device on it, and it is quickly synched and powering up.



Personal Work Station

Rather than commit office space to certain employees who are constantly on the move, businesses will be able to use Personal Work Station (PWS) to create a dynamic, fun and highly productive "nomad" office environment. The PWS recognizes the user by sensing his or her personal device and instantly configures itself to the user's workstyle and preferred setup.

To prepare for omnipresent networking, the company is already developing technology for the burgeoning telematics arena, including destination information, mobile services and in-vehicle data, and entertainment. We are moving into the digital home with VOD and HDTV. We are commercializing video solutions for cyber education and remote medical care. [illegible]

Continuous R&D is how we create a steady stream of breakthroughs and world class products that enhance the quality of life—today, tomorrow and in the years to come.



e-post it
A brainstorming assistant for recording, saving and organizing inspired moments, the e-post it can be easily moved from surface to surface for impromptu meetings.

Earning recognition as a global leader

Around the world, Samsung Electronics is widely acknowledged as a premium brand. This is due, in large part, to Samsung Electronics' innovative use of breakthrough technology and commitment to elegant, functional style. Our design philosophy centers on the user, seeking to stir the emotions and deliver refined enjoyment that pushes the envelope.

Samsung Electronics continues to release a steady stream of innovative, premium products that earn worldwide acclaim for design and technological excellence. Samsung Electronics keeps garnering design awards from international industry gatherings, including IF (International Forum Design Hannover) in Germany, and IDEA and ICES, both in the US.

Recent award-winning products cover a broad range, including [illegible], printers, mobile phones, notebook PCs, TFT-[illegible], camcorders, DVD players and vacuum cleaners. [illegible] Samsung Electronics products have been honored by IF over the last six years, with four IF product awards in 2003 and eight in 2004. The Design for Asia Award (Hong Kong) went to the SGH-T100, which has become the world's best selling single-model mobile phone at over ten million units sold.

Samsung Electronics continues to revolutionize mobile communications, and recognition as the world's best is widespread. In Norway, the leading daily newspaper called Samsung Electronics "the Mercedes Benz of mobile phones." In a "World's Best Mobile Phones" cover story in the German magazine *Connect*, Samsung Electronics took six of the top ten places, including number one with the [illegible]. In China, Samsung Anycall is known as the best phone to [illegible].

The [illegible] and we [illegible] to become the world's [illegible].

For the greater good





Improving the world

The world's great companies foster prosperity in the communities they serve. At Samsung Electronics, we measure success not just by the balance sheet, but also by our contributions to society.

As a responsible corporate citizen, the company believes in sharing the benefits of our success to create a better world. This belief runs deep. Volunteerism is an integral part of our culture. In 2003, more than 13,000 employees shared their time in more than 300 official volunteer programs. Through matching grants and our annual Global Volunteer Service Festival, we contributed to hundreds of community service programs around the world–from environmental cleanups and disaster relief to housekeeping assistance for the elderly and mentoring services for orphans and young parents.

In 2003, we offered free sessions to teach handicapped children how to ride horses. The sessions improved their body movement by an average of 9%, and one child suffering from tactile hypersensitivity showed dramatic improvement. Samsung Medical Center is preparing a thesis based on these encouraging results to be presented to the Federation of Riding for the Disabled International and for relevant academic circles.

When a crisis strikes, we respond. Following a devastating earthquake in Algeria in June of 2003, in cooperation with local businesses, Samsung Electronics provided four super-sized water tanks for potable water, as well as communications and financial assistance to the people who lost housing.

As a world leader in technology products, we feel it our duty to help those often at a disadvantage–the differently-abled, the elderly and the underprivileged–with the skills and tools they need to realize their potential. Our Mukunghwa Electronics Factory, for example, is an entire assembly plant constructed for wheelchair-bound employees. Since 1997 we have provided computer training for the blind, and thousands complete the course each year. In concert with UNESCO's international education fund we support children's educational programs around the world. In 2003, this involved over twenty countries, including North Korea and Vietnam.

While for many the internet is an indispensable part of daily life, many others still struggle without the basic hardware, software and access to enjoy the digital convergence revolution. Each year, the company provides hardware, access and free training in computer fundamentals throughout Korea. We proudly sponsor science competitions designed to nurture children's natural curiosity, including the annual National Students' Creativity Olympiad. The Samsung Digital Hope Fund helps narrow the gap of the digital divide. In 2003, through the Fund, Samsung Electronics provided a total of $600,000 to 15 youth institutions in eight countries across South and Southeast Asia. We make these efforts in the hope of giving the next generation the inspiration and skills they need to pursue their dreams, so they too can contribute to the greater good.



Moving
the human spirit

Sports inspire great passion, great achievement and even greater communication. It's a universal language all people share. Nowhere is this more evident than in the Olympic Games.

Since 1997, Samsung Electronics has been the official TOP (The Olympic Partner) sponsor in the Wireless Communication Equipment category. We have sponsored three consecutive Olympic Games, in Nagano, Sydney and Salt Lake City, and will proudly continue this tradition with the Athens 2004 Olympic Games, the Torino 2006 Olympic Winter Games and the Beijing 2008 Olympic Games.

Our contribution to the Games reinforces our brand and the message of universal connection and convergence. The Olympic Rendezvous @Samsung pavilion in the Olympic Park drew more than 1.1 million visitors at the 2000 Sydney Olympic Games, giving athletes a place to relax, spectators entertainment from around the world, and everyone an up-close look at how 3G mobile communications technology is changing their future. At Salt Lake, we supplied 20,000 mobile handsets.

Samsung Electronics also supports numerous events, such as the 14th Busan Asian Games that brought together over 11,000 athletes from 43 countries in athletic competitions from archery to Taekwondo. In Africa, we co-sponsored the 8th All African Games. In 2003, we expanded sports marketing with the sponsorship of the Samsung Super League Equestrian Competition. We are also the title sponsor of the Nations Cup, one of the world's oldest and most prestigious equestrian events, the annual Crufts Dog Show in England, and the World Hockey Championship (FIH). We support running events and festivals all over the world, from Vietnam to Indonesia to Iran to Hungary and the Czech Republic.

Samsung Electronics sponsors the World Cyber Games (WCG), the world's largest and most renowned contest bringing together e-athletes from 60 countries together for online multiplayer games. In just four years, WCG has grown to become the best e-gaming cultural event in the world. Adopting an international "host city" format, the WCG 2004 Grand Final will be the first to be held outside of Korea, in San Francisco. Subsequent Games will be held in cities across the globe.



The best in environmental concern

Samsung Electronics is working hard to establish itself as an environmentally friendly company. Our leadership in Green Management and rigorous enforcement of environmental, health and safety standards grows out of our commitment to the planet we all share. We are certified by stringent domestic and international regulatory bodies. We work hard to develop eco-smart products and we continually seek to reduce our energy and water consumption, CO_2 emissions and the levels of toxic chemicals we produce.

In 2003, Samsung Electronics' commitment to the environment was recognized by several awards, including the 2003 Korea Green Management Grand Prize given by the Korea Management Association. Our SV-K811 VCR garnered the Green Marketing Grand Prize in the sector of large-sized corporations at a ceremony hosted by the Ministry of Environment and the Maeil Business Newspaper. Our factory in Suwon received the Green-Friendliness Prize on the Day of River for its part in efforts to restore the ecological system of the Woncheon stream.

Also in 2003, Samsung Electronics participated in the "Korea-China Green Great Wall" project, an effort to restore and reforest the sandy stretches of desert that border the two countries. Our approach to being green is facilitated by our digital-Ɛ expertise. Our company intranet continuously provides systematic data that helps us set specific reduction targets for pollutants and incentives to reduce emissions.

Being green is not just about meeting certification levels. It entails creating a mindset and a process of education that replenishes and grows green knowledge throughout our company. Samsung Electronics employees have taken the lead with "Adopt-A-Mountain and Adopt-A-River cleanup campaigns." These campaigns have proven to be so popular and effective that they have spread to over 450 Korean companies. Children in particular embrace the green movement, and we encourage their interest with regular school painting contests, free courses in environmental education and the Green Star Children's Song Festival.

Treating our environment with respect is the highest tribute we can pay to our home, the planet earth, to the people we share it with, and to future generations.




01
02
03
SAMSUNG
SAMSUNG
SAMSUNG
SAMSUNG
MALAYSIA
MEXICO
NETHERLANDS
NEW ZEALAND
PANAMA
SAMSUNG

FINANCIAL OVERVIEW 2003

Independent Auditor's Report

To the Board of Directors and Shareholders of Samsung Electronics Co., Ltd.

We have audited the accompanying non-consolidated balance sheets of Samsung Electronics Co., Ltd. (the "Company") as of December 31, 2003 and 2002, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the years then ended, expressed in Korean Won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Samsung Electronics Co., Ltd. as of December 31, 2003 and 2002, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw your attention to the following matters.

As discussed in Note 16 to the accompanying non-consolidated financial statements, in June 1999, Samsung Motors Inc. ("SMI"), an affiliate of the Company, filed a petition for court receivership. In connection with this petition, the Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of SMI in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd., which were previously transferred to the Creditors in connection with the petition for court receivership of SMI by December 31, 2000. In the event that the sales proceeds fall short of ₩2,450,000 million, the Company and the Affiliates have agreed to compensate the Creditors for the shortfall by other means, including the participation in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450,000 million are to be distributed to the Company and the Affiliates. As of the date of this report, the shares in Samsung Life Insurance Co., Ltd. have not been sold. As of the balance sheet date, the ultimate effect of these matters on the financial position of the Company cannot presently be determined.

As discussed in Note 25 to the accompanying non-consolidated financial statements, the Company had sales to, and purchases from, subsidiaries and affiliated companies within the Samsung Group amounting to ₩1,423,958 million and US$24,533,201 thousand, and ₩8,373,540 million and US$7,328,688 thousand, respectively, during the year ended December 31, 2003, and the related accounts receivable and accounts payable as of December 31, 2003 amounted to ₩437,101 million and US$211,136 thousand, and ₩1,813,976 million and US$530,508 thousand, repectively.

As discussed in Note 32 to the accompanying non-consolidated financial statements, subsequent to December 31, 2003, the Company acquired 76,100 shares of its own common stock and 53,880 shares of its own non-voting preferred stock at ₩49,555 million, and 2,150,000 shares of common stock and 330,000 shares of non-voting preferred stock (with an acquisition cost of ₩1,046,818 million) were retired on January 15, 2004, with the Board of Directors' approval on October 17, 2003.

As discussed in Note 9 to the accompanying non-consolidated financial statements, Samsung Card Co., Ltd. and Samsung Capital Co., Ltd. are going to be merged on February 1, 2004.

The amounts expressed in U.S. Dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying non-consolidated financial statements.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or auditing standards and their application in practice.

Samil PricewaterhouseCoopers

Seoul, Korea
January 30, 2004

This report is effective as of January 30, 2004, the audit date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.
The above accompanying notes are according to the notes to the financial statements from Audit Report of Fiscal Year 2003 prepared by Samil Accounting Corporation, January 30, 2004. Additional information on Notes to Financial Statements and other supporting documents are available in the company.

Non-Consolidated Balance Sheets

December 31, 2003 and 2002

	2003	2002	2003	2002
	In millions of Korean won		In thousands of U.S.dollars	
ASSETS				
Current assets:				
Cash and cash equivalents	**₩ 1,268,209**	₩ 1,409,380	**$ 1,059,490**	$ 1,177,427
Short-term financial instruments	**4,246,836**	4,273,002	**3,547,900**	3,569,759
Short-term available-for-sale securities	**2,470,600**	1,733,486	**2,063,993**	1,448,192
Trade accounts and notes receivable, net of allowance for doubtful accounts	**1,381,429**	1,104,885	**1,154,076**	923,045
Other accounts and notes receivable, net of allowance for doubful accounts	**715,825**	404,763	**598,016**	338,148
Inventories	**2,479,958**	2,272,723	**2,071,811**	1,898,683
Prepaid expenses and other current assets	**919,552**	870,344	**768,214**	727,104
Total current assets	**₩ 13,482,409**	₩ 12,068,583	**$ 11,263,500**	$ 10,082,358
Property, plant and equipment, including revalued portion, net of accumulated depreciation	**17,189,204**	14,225,713	**14,360,237**	11,884,472
Long-term available-for-sale securities	**571,340**	547,182	**477,310**	457,128
Equity-method Investments	**6,610,632**	6,548,942	**5,522,667**	5,471,129
Deferred income tax assets	**360,442**	-	**301,121**	-
Intangible assets, net of accumulated amortization	**333,133**	293,298	**278,307**	245,028
Long-term deposits and other assets	**656,221**	755,882	**548,221**	631,480
TOTAL ASSET	**₩ 39,203,381**	₩ 34,439,600	**$ 32,751,363**	$ 28,771,595

Continued;

Non-Consolidated Balance Sheets

December 31, 2003 and 2002

	2003	2002	2003	2002
	In millions of Korean won		In thousands of U.S.dollars	
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Trade accounts and notes payable	**₩ 1,861,180**	₩ 1,657,337	**$ 1,554,871**	$ 1,384,576
Current portion of long-term debt	**1,045,211**	438,986	**873,192**	366,739
Other accounts and notes payable	**2,686,998**	1,868,825	**2,244,777**	1,561,257
Accrued expenses	**2,161,407**	1,877,157	**1,805,687**	1,568,218
Income taxes payable	**884,012**	1,227,607	**738,523**	1,025,570
Other current liabilities	**553,090**	520,102	**462,063**	434,504
Total current liabilities	**₩ 9,191,898**	₩ 7,590,014	**$ 7,679,113**	$ 6,340,864
Long-term debt, net of current portion	**-**	987,858	**-**	825,278
Foreign currency notes and bonds	**113,860**	199,555	**95,121**	166,713
Deferred income tax liabilities	**-**	48,205	**-**	40,272
Accrued severance benefits	**325,939**	264,264	**272,297**	220,772
Other long-term liabilities	**157,209**	210,763	**131,335**	176,075
TOTAL LIABILITIES	**₩ 9,788,906**	₩ 9,300,659	**$ 8,177,866**	$ 7,769,974

Continued;

Non-Consolidated Balance Sheets

December 31, 2003 and 2002

	2003	2002	2003	2002
	In millions of Korean won		In thousands of U.S.dollars	
LIABILITIES AND SHAREHOLDERS' EQUITY				
Commitments and contingencies				
Shareholder's equity:				
Capital stock:				
Common stock	**₩ 775,774**	₩ 769,680	**$ 648,099**	$ 643,008
Preferred stock	**119,467**	119,467	**99,805**	99,805
Capital surplus:				
Paid-in capital in excess of par value	**4,356,898**	4,071,741	**3,639,848**	3,401,622
Other capital surplus	**1,861,920**	1,853,166	**1,555,489**	1,548,175
Retained earnings:	**24,409,709**	20,320,719	**20,392,405**	16,976,373
(Net income of ₩5,958,998 million in 2003 and ₩7,051,761 million in 2002)				
Capital adjustments:				
Treasury stock	**(3,457,834)**	(2,462,091)	**(2,888,750)**	(2,056,885)
Others	**1,348,541**	466,259	**1,126,601**	389,523
TOTAL SHAREHOLDERS' EQUITY	**₩ 29,414,475**	₩ 25,138,941	**$ 24,573,497**	$ 21,001,621
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**₩ 39,203,381**	₩ 34,439,600	**$ 32,751,363**	$ 28,771,595

Non-Consolidated Income Statements

For the years ended December 31, 2003 and 2002

	2003	2002	2003	2002
	In millions of Korean won		In thousands of U.S.dollars	
Sales:				
Domestic	**₩ 9,348,628**	₩ 11,075,060	**$ 7,810,048**	$ 9,252,348
Export	**₩ 34,233,388**	₩ 28,738,049	**$ 28,599,322**	$ 24,008,395
Total sales	**₩ 43,582,016**	₩ 39,813,109	**$ 36,409,370**	$ 33,260,743
Cost of sales	**29,518,753**	26,300,562	**24,660,612**	21,972,065
Gross profit	**14,063,263**	13,512,547	**11,748,758**	11,288,678
Selling, general and administrative expenses	**6,870,561**	6,034,352	**5,739,817**	5,041,230
Operating profit	**7,192,702**	7,478,195	**6,008,941**	6,247,448
Non-operating income:				
Interest and dividend income	**250,205**	248,581	**209,027**	207,670
Foreign exchange gains	**295,269**	292,696	**246,674**	244,525
Gain on foreign currency translation	**13,415**	56,957	**11,207**	47,583
Gain on valuation of investments using the equity method of accounting	-	1,067,772	-	892,040
Others	**556,266**	457,950	**464,717**	382,581
Total non-operating income	**₩ 1,115,155**	₩ 2,123,956	**$ 931,625**	$ 1,774,399

Continued;

Non-Consolidated Income Statements

For the years ended December 31, 2003 and 2002

	2003	2002	2003	2002
	In millions of Korean won		In thousands of U.S.dollars	
Non-operating expenses:				
Interest expense	**95,656**	100,501	**79,913**	83,961
Foreign exchange losses	**355,767**	222,905	**297,216**	186,220
Loss on foreign currency translation	**34,182**	17,547	**28,556**	14,659
Loss on valuation of investments using the equity method of accounting	**228,916**	-	**191,241**	-
Loss on impairment of available-for-sale securities	**339,646**	120,210	**283,748**	100,426
Others	**349,200**	270,522	**291,730**	226,000
Total non-operating expenses	**₩ 1,403,367**	₩ 731,685	**$ 1,172,404**	$ 611,266
Ordinary profit	**₩ 6,904,490**	₩ 8,870,466	**$ 5,768,162**	$ 7,410,581
Extraordinary income	**-**	-	**-**	-
Extraordinary loss	**-**	-	**-**	-
Net income before income taxes	**6,904,490**	8,870,466	**5,768,162**	7,410,581
Income tax expense	**945,492**	1,818,705	**789,885**	1,519,386
Net income	**₩ 5,958,998**	₩ 7,051,761	**$ 4,978,277**	$ 5,891,195
Basic earnings per share	**₩ 36,356**	₩ 42,005	**$ 30**	$ 35
Diluted earnings per share	**₩ 35,930**	₩ 41,603	**$ 30**	$ 35

Non-Consolidated Statements of Appropriations of Retained Earnings

For the years ended December 31, 2003 and 2002
Date of appropriations: February 28, 2004 and February 28, 2003

	2003	2002	2003	2002
	In millions of Korean won		In thousands of U.S.dollars	
Retained earnings before appropriations:				
Unappropriated retained earnings carried over from the prior year	**₩ 31**	₩ 32	**$ 26**	$ 27
Changes in retained earnings of equity-method investees	**21,482**	-	**17,947**	-
Interim dividends (Dividend rate : 10% of per value)	**(81,541)**	(84,029)	**(68,121)**	(70,199)
Retirment of treasury stock	**(981,298)**	-	**(819,798)**	-
Net income	**5,958,998**	7,051,761	**4,978,277**	5,891,195
Total retained earnings before appropriations	**₩ 4,917,672**	₩ 6,967,764	**$ 4,108,331**	$ 5,821,023
Appropriations:				
Legal reserve	**3,000**	3,500	**2,506**	2,924
Reserve for business rationalization	**1,000,000**	1,000,000	**835,422**	835,422
Reserve for research and human resource development	**2,500,000**	3,000,000	**2,088,555**	2,506,266
Cash dividends	**805,143**	828,651	**672,634**	692,273
(Common stock : 100% in 2003 and 100% in 2002)				
(Preferred stock : 101% in 2003 and 101% in 2002)				
Reserve for loss on disposal of treasury stock	**-**	600,000	**-**	501,253
Reserve for capital expenditure	**609,498**	1,535,582	**509,188**	1,282,859
Total appropriations	**₩ 4,917,641**	₩ 6,967,733	**$ 4,108,305**	$ 5,820,997
Unappropriated retained earnings carried over to the subsequent year	**₩ 31**	₩ 31	**$ 26**	$ 26

Non-Consolidated Statements of Cash Flows

For the years ended December 31, 2003 and 2002

	2003	2002	2003	2002
	In millions of Korean won		In thousands of U.S.dollars	
Cash flows from operating activities:				
Net income	**₩ 5,958,998**	₩ 7,051,761	**$ 4,978,277**	$ 5,891,195
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	**3,761,119**	3,155,663	**3,142,121**	2,636,310
Provision for severance benefits	**257,011**	277,515	**214,713**	231,842
Loss on foreign currency translation	**34,182**	17,547	**28,556**	14,659
Gain on foreign currency translation	**(13,415)**	(56,957)	**(11,207)**	(47,583)
Gain on valuation of investments using the equity method of accounting	**-**	(1,067,772)	**-**	(892,040)
Loss on valuation on investments using the equity method of accounting	**228,916**	-	**191,241**	-
Loss on impairment of available-for-sale securities	**339,646**	120,210	**283,748**	100,426
Deferred income taxes	**(414,092)**	424,537	**(345,942)**	354,668
Others	**342,780**	586,078	**286,366**	489,622
Total items not involving operating cash flows	**₩ 10,495,145**	₩ 10,508,582	**$ 8,767,873**	$ 8,779,099

Continued;

Non-Consolidated Statements of Cash Flows

For the years ended December 31, 2003 and 2002

	2003	2002	**2003**	2002
	In millions of Korean won		In thousands of U.S.dollars	
Changes in operating assets and liabilities:				
Trade accounts and notes receivable	**₩ (347,302)**	₩ (182,864)	**$ (290,144)**	$ (152,769)
Inventories	**(366,962)**	(416,368)	**(306,568)**	(347,843)
Trade accounts and notes payable	**199,654**	129,143	**166,795**	107,889
Accrued expenses	**281,988**	486,295	**235,579**	406,261
Income taxes payable	**(344,043)**	1,178,914	**(287,421)**	984,891
Payment of severance benefits	**(103,757)**	(86,849)	**(86,681)**	(72,556)
Others	**33,695**	(423,656)	**28,151**	(353,931)
Net cash provided by operating activities	**₩ 9,848,418**	₩ 11,193,197	**$ 8,227,584**	$ 9,351,041

Continued;

Non-Consolidated Statements of Cash Flows

For the years ended December 31, 2003 and 2002

	2003	2002	2003	2002
	In millions of Korean won		In thousands of U.S.dollars	
Cash flows from investing activities:				
Disposal(acquisition) of short-term financial instruments	**₩ 26,166**	₩ (2,440,498)	**$ 21,860**	$ (2,038,845)
Proceeds from disposal of short-term available-for-sale securities	**3,209,090**	271,912	**2,680,944**	227,161
Acquisition of short-term available-for-sale securities	**(3,896,389)**	(1,983,002)	**(3,255,129)**	(1,656,643)
Payment for other accounts and notes receivable	**(301,573)**	(119,538)	**(251,941)**	(99,865)
Proceeds from disposal of property, plant and equipment	**92,057**	61,481	**76,906**	51,363
Acquisition of property, plant and equipment	**(6,789,358)**	(4,322,013)	**(5,671,978)**	(3,610,704)
Proceeds from long-term available-for-sale securities	**148,504**	3,928	**124,063**	3,282
Proceeds from diposal of investments	**281,688**	219,597	**235,328**	183,456
Acquisition of long-term available-for-sale securities	**(54,444)**	(32,363)	**(45,484)**	(27,037)
Acquisition of equity-method investments	**(244,911)**	(110,450)	**(204,604)**	(92,272)
Others	**(114,992)**	(11,131)	**(96,066)**	(9,299)
Net cash used in investing activities	**₩ (7,644,162)**	₩ (8,462,077)	**$ (6,386,101)**	$ (7,069,403)

Continued;

Non-Consolidated Statements of Cash Flows

For the years ended December 31, 2003 and 2002

	2003	2002	2003	2002
	In millions of Korean won		In thousands of U.S.dollars	
Cash flows from financing activities:				
Proceeds from other accounts and notes payable	**₩ 701,331**	₩ 210,062	**$ 585,907**	$ 175,490
Repayment of current portion of long-term debt	**(183,340)**	(835,611)	**(153,166)**	(698,088)
Proceeds from other long term liabilities	**23,531**	187,145	**19,658**	156,345
Payment of dividends	**(910,192)**	(337,899)	**(760,394)**	(282,288)
Acquisition of treasury stock	**(1,978,562)**	(1,499,843)	**(1,652,934)**	(1,253,002)
Proceeds from the exercise of stock options	**1,909**	-	**1,595**	-
Others	**(104)**	(35,965)	**(86)**	(30,046)
Net cash used in financing activities	**(2,345,427)**	(2,312,111)	**(1,959,420)**	(1,931,589)
Net increase (decrease) in cash and cash equivalents	**(141,171)**	419,009	**(117,937)**	350,049
Cash and cash equivalents at the beginning of the year	**1,409,380**	990,371	**1,177,427**	827,378
Cash and cash equivalents at the end of the year	**₩ 1,268,209**	₩ 1,409,380	**$ 1,059,490**	$ 1,177,427

Non-Consolidated Five-Year Financial Summary

In millions of Korean won

	2003	2002	2001	2000	1999
Sales:					
Domestic	**₩ 9,348,628**	₩ 11,075,060	₩ 10,509,895	₩ 10,903,384	₩ 8,850,625
Export	**34,233,388**	28,738,049	21,870,480	23,380,368	17,267,161
Total sales	**₩ 43,582,016**	₩ 39,813,109	₩ 32,380,375	₩ 34,283,752	₩ 26,117,786
Cost of sales	**29,518,753**	26,300,562	24,514,733	21,993,377	17,661,172
Gross profit	**14,063,263**	13,512,547	7,865,642	12,290,375	8,456,614
Selling, general and administrative expenses	**6,870,561**	6,034,352	5,570,308	4,855,220	3,975,114
Operating profit	**7,192,702**	7,478,195	2,295,334	7,435,155	4,481,501
Non-operating income:					
Interest and dividend income	**250,205**	248,581	126,455	156,427	227,741
Foreign exchange gain	**295,269**	292,696	239,249	299,070	267,472
Gain on foreign currency translation	**13,415**	56,957	47,386	34,122	261,416
Gain on valuation of investments using the equity method of accounting	**-**	1,067,772	784,790	871,327	298,242
Others	**556,266**	457,950	622,624	649,446	592,473
Total non-operating income	**₩ 1,115,155**	₩ 2,123,956	₩ 1,820,504	₩ 2,010,392	₩ 1,647,345
Non-operating expenses:					
Interest expense	**95,656**	100,501	205,145	343,367	721,199
Foreign exchange loss	**355,767**	222,905	242,918	279,049	280,491
Loss on foreign currency translation	**34,182**	17,547	91,492	237,838	106,595
Loss on valuation of investments using the equity method of accounting	**228,916**	-	-	-	-
Loss on valuation of inventories			54,129	-	-
Loss on *impairment of available-for-sale securities*	**339,646**	120,210	-	-	-
Others	**349,200**	270,522	439,546	638,479	726,334
Total non-operating expenses	**₩ 1,403,367**	₩ 731,685	₩ 1,033,231	₩ 1,498,733	₩ 1,834,618
Ordinary profit	**₩ 6,904,490**	₩ 8,870,466	₩ 3,082,607	₩ 7,946,814	₩ 4,294,227
Extraordinary income			-	153,634	-
Extraordinary loss			-	-	266,258
Net income before income taxes	**₩ 6,904,490**	₩ 8,870,466	₩ 3,082,607	₩ 8,100,448	₩ 4,027,968
Income tax expense	**945,492**	1,818,705	135,672	2,085,918	857,566
Net income	**₩ 5,958,998**	₩ 7,051,761	₩ 2,946,935	₩ 6,014,530	₩ 3,170,403
Basic earnings per share	**₩ 36,356**	₩ 42,005	₩ 17,461	₩ 35,006	₩ 19,214
Diluted earnings per share	**₩ 35,930**	₩ 41,603	-	-	-

Non-Consolidated Five-Year Financial Summary

For the years ended December 31, 1999-2003

In thousands of U.S. dollars

	2003	2002	2001	2000	1999
Sales:					
Domestic	**$ 7,810,048**	$ 9,252,348	$ 7,926,014	$ 8,660,353	$ 7,729,803
Export	**28,599,322**	24,008,395	16,493,575	18,570,586	15,080,490
Total sales	**$ 36,409,370**	$ 33,260,743	$ 24,419,589	$ 27,230,939	$ 22,810,293
Cost of sales	**24,660,612**	21,972,065	18,487,732	17,468,926	15,424,604
Gross profit	**11,748,758**	11,288,678	5,931,857	9,762,013	7,385,689
Selling, general and administrative expenses	**5,739,817**	5,041,230	4,200,836	3,856,410	3,471,715
Operating profit	**6,008,941**	6,247,448	1,731,021	5,905,603	3,913,974
Non-operating income:					
Interest and dividend income	**209,027**	207,670	95,365	124,247	198,900
Foreign exchange gain	**246,674**	244,525	180,429	237,546	233,600
Gain on foreign currency translation	**11,207**	47,583	35,736	27,102	228,311
Gain on valuation of investments using the equity method of accounting	**-**	892,040	591,848	692,079	260,474
Others	**464,717**	382,581	469,551	515,843	517,444
Total non-operating income	**$ 931,625**	$ 1,774,399	$ 1,372,929	$ 1,596,817	1,438,729
Non-operating expenses:					
Interest expense	**79,913**	83,961	154,709	272,730	629,868
Foreign exchange loss	**297,216**	186,220	183,196	221,643	244,970
Loss on foreign currency translation	**28,556**	14,659	68,999	188,911	93,096
Loss on valuation of investments using the equity method of accounting	**191,241**	-	-	-	-
Loss on valuation of inventories			40,821		
Loss on impairment of available-for-sale securities	**283,748**	100,426	-	-	-
Others	**291,730**	226,000	331,484	507,131	634,353
Total non-operating expenses	**$ 1,172,404**	$ 611,266	$ 779,209	$ 1,190,415	$ 1,602,287
Ordinary profit	**$ 5,768,162**	$ 7,410,581	$ 2,324,741	$ 6,312,005	$ 3,750,416
Extraordinary income			-	122,029	-
Extraordinary loss			-	-	232,540
Net income before income taxes	**$ 5,768,162**	$ 7,410,581	$ 2,324,741	$ 6,434,034	$ 3,517,876
Income tax expense	**789,885**	1,519,386	102,316	1,656,806	$ 748,965
Net income	**$ 4,978,277**	$ 5,891,195	$ 2,222,425	$ 4,777,228	$ 2,768,911
Basic earnings per share	**$ 30**	$ 35	$ 13	$ 28	$ 17
Diluted earnings per share	**$ 30**	$ 35	-	-	-

Consolidated Five-Year Financial Summary

In millions of Korean won

	2003	2002	2001	2000	1999
Sales:					
Domestic	**₩ 15,489,393**	₩ 17,997,032	₩ 15,053,463	₩ 13,555,680	₩ 9,721,920
Export	**49,328,063**	41,571,629	31,390,305	29,972,126	22,365,794
Total sales	**₩ 64,817,456**	₩ 59,568,661	₩ 46,443,768	₩ 43,527,806	₩ 32,087,714
Cost of sales	**42,254,372**	37,048,641	32,772,148	27,638,607	21,476,416
Gross profit	**22,563,084**	22,520,020	13,671,620	15,889,200	10,611,298
Selling, general and administrative expenses	**16,265,344**	13,370,703	9,835,150	6,828,860	5,222,306
Operating profit	**6,297,740**	9,149,317	3,836,470	9,060,340	5,388,992
Non-operating income:					
Interest and dividend income	**310,703**	307,493	205,074	242,177	457,336
Foreign exchange gain	**871,796**	611,362	599,486	478,151	480,156
Gain on foreign currency translation	**246,168**	235,601	87,491	161,336	313,331
Others	**873,860**	1,063,888	827,936	771,033	411,463
Total non-operating income	**₩ 2,302,527**	₩ 2,218,344	₩ 1,719,987	₩ 1,652,697	₩ 1,662,286
Non-operating expenses:					
Interest expense	**215,113**	256,919	410,660	555,070	1,117,607
Amortization of deferred charges				-	-
Loss on foreign currency transactions	**871,796**	552,329	607,668	476,925	500,369
Loss on foreign currency translation	**246,168**	173,764	149,403	362,419	158,524
Loss on valuation of inventories				-	-
Others	**837,630**	911,931	669,255	745,524	897,582
Total non-operating expenses	**₩ 2,170,707**	₩ 1,894,943	₩ 1,836,986	₩ 2,139,938	₩ 2,674,082
Ordinary profit	**₩ 6,429,560**	₩ 9,569,039	₩ 3,834,429	₩ 8,573,099	₩ 4,377,197
Net income	**₩ 5,962,247**	₩ 7,052,835	₩ 3,055,066	₩ 6,002,882	₩ 3,175,308

Consolidated Five-Year Financial Summary

For the years ended December 31, 1999-2003

In thousands of U.S. dollars

	2003	2002	2001	2000	1999
Sales:					
Domestic	**$ 12,931,535**	$ 14,997,527	$ 11,352,536	$ 10,767,021	$ 8,490,760
Export	**41,182,220**	34,643,024	23,672,930	23,806,296	19,533,444
Total sales	**$ 54,113,755**	$ 49,640,551	$ 35,025,466	$ 34,573,317	$ 28,024,204
Cost of sales	**35,276,650**	30,873,868	24,715,043	21,952,825	18,756,695
Gross profit	**-**	18,766,683	10,310,423	12,620,492	$ 9,267,509
Selling, general and administrative expenses	**13,579,349**	11,142,253	7,417,157	5,424,034	4,560,965
Operating profit	**5,257,756**	7,624,430	$ 2,893,266	$ 7,196,458	$ 4,706,544
Non-operating income:					
Interest and dividend income	**259,395**	256,244	154,656	192,356	399,420
Foreign exchange gain	**727,831**	509,468	452,101	379,787	419,351
Gain on foreign currency translation	**205,516**	196,334	65,981	128,146	273,651
Others	**729,554**	884,574	397,031	612,416	359,356
Total non-operating income	**$ 1,922,296**	$ 1,848,620	$ 1,297,124	$ 1,312,705	$ 1,451,778
Non-operating expenses:					
Interest expense	**179,590**	214,099	309,699	440,882	976,076
Amortization of deferred charges				-	-
Loss on foreign currency transactions	**727,831**	460,274	458,272	378,812	437,004
Loss on foreign currency translation	**205,516**	144,803	112,672	287,862	138,448
Loss on valuation of inventories	**-**	-	-	-	-
Others	**699,307**	759,943	504,716	592,156	783,915
Total non-operating expenses	**$ 1,812,244**	$ 1,579,119	$ 1,385,359	$ 1,699,712	$ 2,335,443
Ordinary profit	**$ 5,367,808**	$ 7,974,199	$ 2,891,726	$ 6,809,451	$ 3,822,879
Net income	**$ 4,977,664**	$ 5,877,363	$ 2,303,972	$ 4,767,976	$ 2,773,195

Samsung Electronics works to enhance its business by encouraging a progressive and entrepreneurial environment based on the highest standards of governance, transparency, and accountability. Under such policy, the BOD administers the performance of management, sets corporate management policies, and makes strategic decisions on business execution. These activities are performed in accordance with relevant laws and regulations, our articles of incorporation (AOI), and the resolutions made at the annual general shareholders meeting (AGM).

To better target the various responsibilities of the BOD, authorities have been delegated to board committees of which directors with expertise and experience in a certain field can contribute to that particular committee. The BOD currently has three committees- the management committee, audit committee, and outside director recommendation committee.

This past year the BOD was operated by thirteen members, seven of them being outside directors. During the course of the year, the BOD had nine meetings and handled 40 items.

The management committee considers and makes decisions on issues delegated to them by the BOD and reports their voting results to the board in accordance with the AOI, BOD charter, or AGM resolutions. The committee aims to promote specialization and efficiency in fulfilling business operations. The management committee met 27 times this past year. The audit committee is composed of three outside directors and is designed to oversee and support the Company's operations through a system of checks and balances. The committee convened 6 times this past year.

The outside director recommendation committee is made up of four directors (including 2 outside directors), and its primary function is to nominate and recruit outside directors in a fair and independent manner.



Kun-Hee Lee
- Chairman & CEO, Samsung Electronics [1998-present]
- Member, International Olympic Committee [1996-present]
- Vice chairman, Federation of Korean Industries [1987-present]
- Chairman, Samsung Group [1987-1998]



Jong-Yong Yun
- Vice chairman & CEO, Samsung Electronics [2000-present]
- President & CEO, Samsung Electronics [1997-1999]
- President & CEO, Samsung Japan Headquarters [1995-1996]
- President & CEO, Samsung Display Devices [1993-1995]
- President & CEO, Samsung Electro-mechanics [1992-1993]



Hak-Soo Lee
- Vice Chairman & CEO of Samsung Electronics, Chief of the Samsung Restructuring Office, Head of the Samsung Electronics Chairman's Office [2004-present]
- President & CEO of Samsung Electronics, Chief of the Samsung Restructuring Office, Head of the Samsung Electronics Chairman's Office [1998-2003]
- President & CEO, Samsung Fire & Marine Insurance Ltd. [1995-1996]
- Vice President, Samsung Fire & Marine Insurance Ltd. [1994-1995]



Yoon-Woo Lee
- Vice Chairman of SEC Global Collaboration and CEO of Samsung Advanced Institute Technology [2004-present]
- President & CEO, Device Solution Network, Samsung Electronics [1996-2004]
- Executive VP & CEO, Semiconductor Business Group, Samsung Electronics [1993-1996]
- Executive VP, Memory Division, Samsung Electronics [1992-1993]
- Managing director, Giheung Plant, Samsung Electronics [1987-1992]



Doh-Seok Choi
- President & CFO, Samsung Electronics [2001-present]
- Executive VP & CFO, Samsung Electronics [2000-2001]
- Vice President, Corporate Executive Staff, Samsung Electronics [1999-2000]



In-Joo Kim
- President & COO [2004-present]
- Executive VP, Financial Management Division,Chairman's office of Samsung Electronics [2001-2004]
- Senior VP, Financial Management Division, Chairman's office of Samsung Electronics [1999-2001]
- Managing Director, Financial Management Division, Chairman's office of Samsung Electronics [1998-1999]



Franz-Hermann Hirlinger
- Outside director, Samsung Electronics [1998-present]
- Representative, State of Barvaria Korea Office [2001-present]
- Chief Representative and First Vice President, Bayerische Landesbank Seoul Office [1997-2003]
- Chief Representative and First Vice President, Bayerische Landesbank Tokyo Office [1995-2001]
- Senior Investment Manager and Head of International Marketing, Credit Suisse [1991-1995]



Gwi-Ho Chung
- Outside Director[2003-present]
- Senior Partner, CJ International Law Offices [1999-present]
- Justice, Supreme Court [1993-1999]
- Chief Judge, Chuncheon District Court [1992~1993]



Sung-Lark Rim
- Outside director, Samsung Electronics [2000-present]
- Executive Director, Korea Financial Planner Association [2000-present]
- President & CEO, Kookmin Investment Trust Management [1998-2000]
- Managing director, Korea Long Term Credit Bank [1998]



Jae-Sung Hwang
- Outside director, Samsung Electronics [2000-present]
- Advisor, Kim & Chang Law Firm [1999-present]
- Head of Seoul Regional Tax Office [1998-1999]



Tetsuo Iwasaki
- Outside director, Samsung Electronics [2000-present]
- Chairman, Applied Materials Japan [1991-present]
- Chairman, Applied Komatsu Technology [1998-present]
- Senior Vice President, Applied Materials, Inc. [1998-2002]



Kap-Hyun Lee
- Outside director, Samsung Electronics [2001-present]
- Advisor, Boston Consulting Group [2001-present]
- President, Korea Exchange Bank [1999-2000]
- Executive director, Korea Exchange Bank [1997-1999]



Goran S. Malm
- Outside director, Samsung Electronics [2001-present]
- Chairman & CEO, Boathouse Ltd. [2000-present]
- President, Dell Computer Asia Pacific & Senior VP, Dell Computer [1999-2000]
- President, GE Asia-Pacific & Senior VP, GE [1997-1999]

Management Committee
- Jong-Yong Yun [chair]
- Yoon-Woo Lee
- Doh-Seok Choi

Audit Committee
- Sung-Lark Rim [chair]
- Jae-Sung Hwang
- Kap-Hyun Lee

Outside Director Recommendation Committee
- Gwi-Ho Chung [chair]
- Tetsuo Iwasaki
- Jong-Yong Yun
- Doh-Seok Choi

HEAD OFFICE

Samsung Main Building
250-2 ga, Taepyong-ro, Jung-gu
Seoul, Korea
Tel: 82-2-727-7114
Fax: 82-2-727-7985
www.samsung.com

KOREAN PRODUCTION BASES

Suwon Complex
416, Maetan 3-dong, Paldal-gu
Suwon, Gyonggi-do, Korea
Tel: 82-31-200-1114
Fax: 82-31-200-1530

Giheung Plant
San-24, Nongsu-ri, Giheung-eup
Yongin-gun, Gyonggi-do, Korea
Tel: 82-31-209-7114
Fax: 82-31-209-7049

Gumi Plant
259, Gongdan-dong, Gumi
Gyeongsangbuk-do, Korea
Tel: 82-54-460-2114
Fax: 82-54-460-2111

Onyang Plant
San-74, Buksu-ri,
Baebang-myon Asan-gun,
Chungcheongnam-do Korea
Tel: 82-41-540-7114
Fax: 82-41-540-7049

Cheonan Plant
510, Sungsung-dong Cheonan,
Chungcheongnam-do Korea
Tel: 82-41-529-7114
Fax: 82-41-529-6049

Gwangju Plant
217, Osan-dong, Gwangsan-gu
Gwangju, Korea
Tel: 82-62-950-6114
Fax: 82-62-950-6019

OVERSEAS NETWORK

CHINA
Production Bases

Tianjin Samsung Electronics
Co., Ltd. (TSEC)
Tianjin, China
Tel: 86-22-2532-3715

Huizhou Samsung Electronics
Co., Ltd. (SEHZ)
Huizhou, China
Tel: 86-752-332-1401

Tianjin Tongguang
Samsung Electronics Co., Ltd.
(TTSEC)
Tianjin Tongguang, China
Tel: 86-22-2628-0629

Shandong
Samsung Telecommunications
Co., Ltd. (SST)
Weihai, China
Tel: 86-631-562-6868

Suzhou Samsung
Electronics Co., Ltd. (SSEC)
Suzhou, China
Tel: 86-512-532-1234

Tianjin Samsung Electronics
Display Co., Ltd. (TSED)
Tianjin, China
Tel: 86-22-2455-6242

Tianjin
Samsung Telecommunication
Co.,Ltd. (TSTC)
Tianjin, China
Tel: 86-22-2455-6242

Shanghai Samsung Mobile
Communications Co.,Ltd. (SSM)
Shanghai, China
Tel: 86-21-5055-1620

Shenzhen Samsung Kejian
Mobile Telecommunication
Technology Co.,Ltd. (SSKMT)
Shenzhen, China
Tel: 86-755-668-0200

Samsung Electronics Suzhou
Semiconductor Co., Ltd. (SESS)
Suzhou, China
Tel: 86-512-761-2297

Sales Bases

Samsung China
Investment Co.,Ltd. (SCIC)
Beijing, China
Tel: 86-10-6566-8130

Samsung Electronics
H.K. Co.,Ltd. (SEHK)
Hong Kong
Tel: 85-2-2862-6900

Shanghai Samsung
Semiconductor Co.,Ltd. (SSS)
Shanghai, China
Tel: 886-2-2758-9588

Samsung Electronics
Beijing (SEBJ)
Beijing, China
Tel: 86-10-6510-1234

Samsung Electronics
Shanghai (SESH)
Shanghai, China
Tel: 86-21-6270-4168

Samsung Electronics
Guangzhou (SEGZ)
Guangzhou, China
Tel: 86-20-3879-2268

Samsung Electronics
Taiwan Co.,Ltd. (SET)
Taipei
Tel: 86-2-2728-8310

ASIA

Production Bases

P.T. Samsung Electronics
Indonesia (SEIN)
Cikarang, Bekasi, Indonesia
Tel: 62-21-893-4005

Samsung Electronics
Display (M) Sdn. Bhd. (SDMA)
Seremban Malaysia
Tel: 60-6-678-7914

Thai Samsung Electronics
Co., Ltd. (TSE)
Sriracha Cholburi, Thailand
Tel: 66-2-681-0501

Samsung Electronics
Malaysia Sdn. Bhd. (SEMA)
Port Klang, Malaysia
Tel: 60-3-376-1068

Samsung Vina Electronics
Co., Ltd. (SAVINA)
Ho Chi Min City, Vietnam
Tel: 84-8-896-5500

Samsung India
Electronics Ltd. (SIEL)
New Delhi, India
Tel: 91-1191-568251

Samsung Electronics
Philippine Manufacturing
Corporation (SEPHIL)
Calamba, Philippines
Tel: 63-49-545-9153

Sales Bases

Samsung Electronics
Australia Pty. Ltd. (SEAU)
Sydney, Australia
Tel: 61-2-9638-5200

Samsung Asia
Private Ltd. (SAPL)
Singapore, Singapore
Tel: 65-8333-200

Samsung Electronics
Philippines Co. (SEPCO)
Manila, Philippines
Tel: 63-2-526-3796

Samsung Japan
Corporation (SJC)
Tokyo, Japan
Tel: 81-3-5641-9800

CIS

Sales Bases

Samsung Electronics
Russia Co.,Ltd. (SER)
Moscow, Russia
Tel: 7-095-797-2344

Samsung Electronics
Kiev Office (SEU)
Kiev, Ukraine
Tel: 380-44-490-6878

Samsung Electronics
Overseas B.V. (SEO)
Delft, The Netherlands
Tel: 31-15-219-6100

EUROPE

Production Bases

Samsung Electronics
Hungarian Co., Ltd. (SEH)
Budapest, Hungary
Tel: 36-1-250-2311

Samsung Electronics
Slovakia (SESK)
GLANTA, Slovakia
Tel: 421-31-7882-500

Sales Bases

Samsung Electronics
U.K. Ltd. (SEUK)
Chertsey, U.K.
Tel: 44-1932-455000

Samsung Electronics
GMBH (SEG)
Schwalbach/TS., Germany
Tel: 49-6196-661000

Samsung Electronica
Portuguesa S.A. (SEP)
Linda-a-Pastora, Portugal
Tel: 351-21-425-1000

Samsung Electronics
France S.A.S. (SEF)
Puteaux, France
Tel: 33-1-5568-4000

Samsung Electronics
Italia S.P.A. (SEI)
Cernusco sul Nariglio, Italy
Tel: 39-2-921891

Samsung Electronics
Nordic Aktiebolag (SENA)
Upplands Väsby, Sweden
Tel: 46-8-590-96600

Samsung Electronics
BENELUX B.V. (SEBN)
Delft, The Netherlands
Tel: 31-15-219-6100

Samsung Electronics
Poland Sp.ZO.O (SEPOL)
Warsaw, Poland
Tel: 48-22-607-4400

Samsung Telecoms
U.K. (STUK)
Manchester, U.K.
Tel: 44-161-655-1125

Samsung Electronics
Logistics B.V. (SELS)
Delft, The Netherlands
Tel: 31-15-219-6100

Samsung Electronica
Iberia, S.A. (SESA)
Barcelona, Spain
Tel: 34-93-862-9600

Samsung Semiconductor
Europe GMBH (SSEG)
Schwalbach/TS., Germany
Tel: 49-6196-663-300

Samsung Semiconductor
Europe Ltd. (SSEL)
London, U.K.
Tel: 44-181-380-7200

MIDDLE EAST & AFRICA

Sales Bases

Samsung Gulf Electronics
FZE (SGE)
Dubai, U.A.E.
Tel: 971-4-225747

Samsung Electronics
South Africa Ltd. (SSA)
Bryanston, South Africa
Tel: 27-11-549-1510

AMERICA

Production Bases

Samsung Mexicana
S.A. DE C.V. (SAMEX)
Tijuana, CA, Mexico
Tel: 1-619-671-6000

Samsung Electronics
Mexico S.A. DE C.V. (SEM)
Mexico city, Mexico
Tel: 52-55-5686-0800

Samsung Austin
Semiconductor (SAS)
Austin, Texas, U.S.A.
Tel: 1-512-672-1000

Samsung Electronica
Da Amazonia LTDA (SEDA)
Sao Paulo, Brazil
Tel: 55-11-5641-8500

Sales Bases

Samsung Electronics
America, Inc. (SEA)
Ridgefield Park,
New Jersey, U.S.A.
Tel: 1-201-229-4000

Samsung Telecommunications
America, Inc. (STA)
Richardson, Texas, U.S.A.
Tel: 1-972-761-7005

Samsung Electronics
Canada Inc. (SECA)
Ontario, Canada
Tel: 1-905-819-5060

Samsung Semiconductor
Inc. (SSI)
San Jose, California, U.S.A.
Tel: 1-408-544-4000

America Distribution
Center (ADC)
San diego, U.S.A.
Tel: 1-858-642-5199

Samsung Electronics
Latinoamerica
(Zona Libre), S.A.
(SELAPA)
Panama, Panama
Tel: 50-7-210-1122

Samsung Electronics
Latinoamerica
Miami, Inc. (SELAMI)
Miami, U.S.A.
Tel: 1-305-594-1090

Samsung Electronics
Latinoamerica
Colombia S.A. (SAMCOL)
Santafe de Bogota, Colombia
Tel: 57-1-633-4470

Produced by Cheil Communications
Copywrited by Stephen Starbuck
Photographed by Ji-Hyuk Park / Jae-Hong Do
Illustrated by Jeong-Eun Heo
Created by Hong Design

www.samsung.com SAMSUNG ELECTRONICS CO.,LTD. Samsung Main Bldg., 250, Taepyeongno 2-ga. Jung-gu, Seoul 100-742, Korea Tel: 82-2-727-7114 Fax: 82-2-727-7985

SAMSUNG

WORLDWIDE WIRELESS COMMUNICATIONS PARTNER